[HERITAGE OAKS BANCORP LETTERHEAD]

June 11, 2010

VIA OVERNIGHT DELIVERY

Greg Dundas, Esq.

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C.  20549

Re:                             Heritage Oaks Bancorp, Inc. (“HEOP”)

Registration Statement on Form S-3

Filed April 12, 2010

File No. 333-166015

Dear Mr. Dundas:

Heritage Oaks Bancorp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-166015) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 2:00 p.m., New York City time, on June 11, 2010 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kenneth E. Moore, Esq. of Stuart | Moore Law at (805) 545-8590 with any questions you may have concerning this request, and please notify Mr. Moore when this request for acceleration has been granted.

Very truly yours,

/s/ Lawrence P. Ward
Lawrence P. Ward
President
Chief Executive Officer

cc:	Kenneth E. Moore, Esq.